Exhibit 99.4

Annual General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on June 19, 2019 for action to be taken.

2019 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Orchard Therapeutics plc (the “Company”)

ADS CUSIP No.:	68570P101.
ADS Record Date:	June 3, 2019.
Meeting Specifics:	Annual General Meeting to be held on Wednesday, June 26, 2019 at 8:30 A.M. (London time) at Goodwin Procter (UK) LLP, 100 Cheapside, London EC2V 6DY, United Kingdom (the “Meeting”).
Meeting Agenda:	Please note that the Company’s Notice of Meeting and 2018 Annual Report are available on the Company’s website at https://ir.orchard-tx.com/financial-information/annual-reports.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of November 2, 2018.
Deposited Securities:	Ordinary Shares of the Company (“Shares”).

Custodian:	Citibank, N.A., London Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement and identified on the reverse side hereof (such American Depositary Shares, the “ADSs”) hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

The Depositary has been advised by the Company that the Articles of Association, provide that voting at any meeting of shareholders is by show of hands unless a poll is demanded. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs. Under the Articles of Association, a poll may be demanded by (i) the chairman of the general meeting; (ii) by at least two members of the Company present in person (or by proxy) or in the case of a member being a corporation by its duly authorized representative or by proxy and, in each case, for the time being entitled to vote at the meeting; (iii) by any member of members of the Company present in person (or by proxy) or in the case of a member being a corporation by its duly authorized representative or by proxy and, in each case, for the time being entitled to vote at the meeting representing at least one-tenth of the total voting rights of all the members having the right to vote at the meeting and/or one tenth of the aggregate sum of the total sum paid up on all shares of the Company; or (iv) by any member or members of the Company present in person (or by proxy) or in the case of a member being a corporation by its duly authorized representative or by proxy and, in each case, holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to at least one-tenth of the total sum paid up on all the shares conferring that right.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (i) in the event voting takes place at a shareholders’ meeting by show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received from a majority of Holders of ADSs who provided voting instructions and (ii) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions received from the Holders of ADSs. If the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (a) the Company does not wish such proxy to be given, (b) substantial opposition exists, or (c) the rights of holders of Deposited Securities may be adversely affected.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted. An explanation of each of the proposed resolutions can be found on pages 3 through 5 of the Company’s Notice of Meeting.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

RESOLUTIONS

Ordinary resolutions

1.	To receive, consider and adopt the Directors’ and Auditors’ Reports and Statement of Accounts for the year ended 31 December 2018 and note that the Directors do not recommend payment of a dividend
2.	To approve the Directors’ Remuneration Report
3.	To approve the Directors’ Remuneration Policy
4.	To elect Hubert Gaspar as a Director
5.	To elect Alicia Secor as a Director
6.	To re-appoint PricewaterhouseCoopers LLP as Auditor
7.	To authorise the Directors to determine the Auditor’s remuneration

Special resolutions

8.	To authorise the Directors to allot shares pursuant to Section 551 of the Companies Act 2006 (the “Act”)
9.	Subject to the passing of Resolution 8, to authorise the Directors to allot equity securities, under Section 570 of the Act as if Section 561(1) of the 2006 Act did not apply to such allotment

The Depositary has been informed that the Company’s Directors unanimously recommend that shareholders vote in favour of the resolutions as they intend to do in relation to their own beneficial holdings (with the exception of the resolutions relating to his or her own proposed election or re-election as a Director of the Company).

A	Issues	Orchard Therapeutics plc

		For	Against	Abstain		For	Against	Abstain

	Resolution 1	☐	☐	☐	Resolution 7	☐	☐	☐

	Resolution 2	☐	☐	☐	Resolution 8	☐	☐	☐

	Resolution 3	☐	☐	☐	Resolution 9	☐	☐	☐

	Resolution 4	☐	☐	☐

	Resolution 5	☐	☐	☐

	Resolution 6	☐	☐	☐

B	Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give Voting Instructions “FOR” the unmarked Issue.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an Issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such Issue.

Please be sure to sign and date this Voting Instructions Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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